NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY, IN OR INTO CANADA, AUSTRALIA, SOUTH AFRICA OR JAPAN OR ANY OTHER JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION.

93/08

3 November 2008

Lloyds TSB Group plc publishing shareholder circular in connection with proposed acquisition of HBOS and proposed capital raising.

On 18 September 2008, Lloyds TSB and HBOS announced that they had reached agreement on the terms of a recommended acquisition by Lloyds TSB of HBOS (the “Acquisition”). Since that date, there has been a continuation of turmoil in global financial markets and, on 13 October 2008, the boards of both Lloyds TSB and HBOS announced that they intended to participate in a co-ordinated package of capital and funding measures for the UK banking sector being implemented by HM Treasury. Lloyds TSB also announced that it had agreed to proceed with the Acquisition on revised terms. The proposed Acquisition represents a compelling opportunity to accelerate Lloyds TSB’s strategy and create the UK’s leading financial services group.

Lloyds TSB announces its intention to send a circular to eligible Lloyds TSB Shareholders today in connection with the recommended Acquisition and its proposed capital raising (the “Circular”). The proposed capital raising comprises a proposed open offer to Lloyds TSB’s shareholders of approximately 2.6 billion ordinary shares at 173.3 pence per share (the “Issue Price”) (the “Placing and Open Offer”). HM Treasury has agreed that, to the extent these shares are not taken up by eligible Lloyds TSB shareholders (or placed with other placees), HM Treasury will acquire such shares at the Issue Price. It is anticipated that the Placing and Open Offer will provide Lloyds TSB with £4.5 billion of additional capital (before costs and expenses). In addition, HM Treasury has agreed to subscribe for approximately £1 billion of new preference shares in Lloyds TSB (the “New Preference Share Issue”).

The Circular provides further information on the Acquisition, the Placing and Open Offer and New Preference Share Issue including the anticipated timetable and details of the Lloyds TSB general meeting which will be held at the Scottish Exhibition and Conference Centre, Glasgow at 11:00 a.m. on 19 November 2008. The purpose of the meeting is to approve certain Resolutions which are set out in the Circular.

The Acquisition, the Placing and Open Offer and the New Preference Share Issue are conditional, amongst other things, upon the passing of certain of the resolutions at the general meeting and each of the Acquisition, the Placing and Open Offer and the New Preference Share Issue is conditional on the other steps proceeding. The Placing and Open Offer is also conditional on the HBOS Placing and Open Offer proceeding.

The Lloyds TSB Board unanimously recommends that Lloyds TSB Shareholders vote in favour of the Resolutions, as each of its members intends to do in relation to their own holdings.

A letter from Sir Victor Blank, the Chairman of Lloyds TSB, to Lloyds TSB Shareholders is included in the Circular. This letter is reproduced in full below, although Lloyds TSB Shareholders should also read in full the risk factors set out in the Circular.

Lloyds TSB also today publishes its Interim Management Statement commenting on trading since its interim results for the six months ended 30 June 2008.

Enquiries:
Lloyds TSB
Michael Oliver (Director of Investor Relations)	+44 (0) 207 356 2167
E-mail: michael.oliver@ltsb-finance.co.uk
Amy Mankelow (Media Relations)	+44 (0) 207 356 1497
E-mail: amy.mankelow@lloydstsb.co.uk
Finsbury	+44 (0) 207 251 3801
Roland Rudd
Mike Smith

LETTER FROM SIR VICTOR BLANK, CHAIRMAN OF LLOYDS TSB GROUP PLC

PROPOSED ACQUISITION OF HBOS, PLACING AND OPEN OFFER
AND NEW PREFERENCE SHARE ISSUE

The Lloyds TSB Board of Directors has long recognised the attractions of a combination of Lloyds TSB and HBOS. The Acquisition of HBOS represents a compelling opportunity to accelerate Lloyds TSB’s strategy and create the UK’s leading financial services group. In retail banking, the Acquisition brings together two of the leading retailers in UK financial services with particular expertise in bancassurance, insurance and long-term savings. In wholesale banking, the combination of expertise and products across an enlarged distribution network and customer base is expected to generate significant shareholder value. Importantly, the combination will also drive significant synergy benefits; the Lloyds TSB Board believes it will deliver total annual pre-tax cost savings greater than £1.5 billion by the end of 2011.

Since August 2007, and even more so since September 2008, global financial markets have experienced a period of significant turmoil. On 18 September 2008 the boards of Lloyds TSB and HBOS announced that they had reached agreement on the terms of a recommended acquisition by Lloyds TSB of HBOS. Since that date, conditions in global financial markets have continued to deteriorate, which has negatively affected capital ratios, in part because the banking sector’s capital requirements are sensitive to changes in economic conditions under the Basel II accord. In light of the current economic environment, the UK Government decided that it would be appropriate for the UK banking sector to have higher levels of capital. This led to the UK Government announcing, on 8 October 2008, specific and comprehensive measures to ensure the stability of the UK financial system.

Lloyds TSB welcomed the UK Government’s proposals and confirmed its commitment to completing the Acquisition. On 13 October 2008, as part of a co-ordinated package of capital and funding measures for the UK banking sector to be implemented by HM Treasury, the boards of Lloyds TSB and HBOS announced that they intended to participate in the Proposed Government Funding with £5.5 billion of new capital to be raised by Lloyds TSB (consisting of £4.5 billion in ordinary shares and £1 billion in preference shares (before costs and expenses)) and £11.5 billion by HBOS (consisting of £8.5 billion in ordinary shares and £3 billion in preference shares (before costs and expenses)). Lloyds TSB and HBOS also announced that they had agreed to proceed with the Acquisition on revised terms, adjusted to 0.605 Lloyds TSB shares for every HBOS share from 0.833 Lloyds TSB shares for every HBOS share.

The Lloyds TSB Directors believe that Lloyds TSB’s and HBOS’s participation in the Proposed Government Funding provides the capital necessary to complete the Acquisition in a timely fashion, with certainty and on terms that the Lloyds TSB Directors believe are the best available to Lloyds TSB and HBOS in current market conditions.

When combined with the new capital being raised by HBOS, the Proposed Government Funding is designed to provide the Enlarged Group with the capital strength and the funding capabilities to meet the short-term challenges that current markets present and support the longer-term creation of shareholder value. Lloyds TSB believes that HM Treasury will, in accordance with its public statements, act as a value-oriented shareholder with regard to the strategic development of the Enlarged Group and will recognise the importance of delivering the significant cost synergies highlighted above. Subject to this, at the Lloyds TSB Board’s request, HM Treasury has confirmed that it currently has no intentions or strategic plans concerning the Enlarged Group or its business or employees.

The Lloyds TSB Directors believe that the combination of Lloyds TSB and HBOS, including the required capital raising by both companies, is in the best interests of the Company and Lloyds TSB Shareholders as a whole. The Lloyds TSB Board believes the turbulence in current markets has presented a unique opportunity to pursue the Acquisition, and unanimously recommends that Lloyds TSB Shareholders vote in favour of the Acquisition and the Resolutions associated with the Proposed Government Funding.

In considering the merits of the Acquisition, the Lloyds TSB Directors have been mindful that the landscape of the UK banking industry has shifted materially in recent months. The Lloyds TSB Directors do not believe it is appropriate to compare the Enlarged Group, including the impact of the Proposed Government Funding, with Lloyds TSB as it currently stands but rather compare the Enlarged Group against the position Lloyds TSB would likely be in should the Acquisition not become Effective.

If the Acquisition and Placing and Open Offer do not complete, HM Treasury has stated that it would expect Lloyds TSB to take appropriate action to strengthen its capital position. The FSA has advised Lloyds TSB that if the Acquisition were not to occur, it would require Lloyds TSB to raise £7 billion of additional capital, made up of £5 billion of Core Tier 1 equity and £2 billion of Tier 1 instruments. Whilst Lloyds TSB would be able to seek to raise such additional new capital in the public markets, there can be no certainty that Lloyds TSB would be able to successfully raise such capital or as to the terms on which such capital could be raised, including the terms of any participation by HM Treasury in any such capital raising, or as to whether any such fundraising would be on a pre-emptive basis.

The Lloyds TSB Directors believe that the Enlarged Group will be more competitive and will have significantly greater opportunities to create sustainable shareholder value than Lloyds TSB would on a standalone basis in what is now a materially more challenging market environment.

I am writing to give you further details of the Acquisition, the Placing and Open Offer and the New Preference Share Issue.

  Paragraph 1 provides further insight into the Lloyds TSB Board’s views of the proposals, and a chronology of recent events to put the Acquisition and Placing and Open Offer into context.

  Paragraph 2 reminds shareholders of Lloyds TSB’s strong track record of delivery of its strategy.

  Paragraphs 4 and 5 highlight the rationale for, and the financial effects of, the Acquisition.

  The Resolutions that will be put to the Lloyds TSB General Meeting are summarised in Paragraph 16.

This letter as a whole explains why the Lloyds TSB Board unanimously considers the Acquisition and Placing and Open Offer to be in the best interests of Lloyds TSB and the Lloyds TSB Shareholders as a whole and seeks your approval of the Resolutions.

1      Introduction and chronology of events

Since August 2007, and even more so since September 2008, global financial markets have experienced a period of significant turmoil, which, among other things, included the UK Government placing Northern Rock into temporary public ownership on 22 February 2008 and the announcement on 15 September 2008 by Lehman Brothers that it intended to file a Chapter 11 Bankruptcy petition in the US.

On 18 September 2008, with the support of the UK Government, the boards of Lloyds TSB and HBOS announced that they had reached agreement on the terms of a recommended acquisition by Lloyds TSB of HBOS. HBOS Shareholders were to receive 0.83 Lloyds TSB Shares for every 1 HBOS Share (amended to 0.833 Lloyds TSB Shares following Lloyds TSB’s successful share placing on 19 September 2008). On completion of the transaction on such terms, existing Lloyds TSB Shareholders would have owned approximately 56 per cent. of the enlarged group with the remaining 44 per cent. being held by existing HBOS Shareholders.

Following the announcement on 18 September 2008, conditions in global financial markets continued to deteriorate. Bradford & Bingley was placed into temporary public ownership in the UK on 29 September 2008. This was followed by the Icelandic Financial Services Authority putting Landsbanki into receivership on 7 October 2008, which affected UK savers through its internet brand, Icesave. On 8 October 2008, HM Treasury announced that, after consultation with the Bank of England and the Financial Services Authority, it was bringing forward specific and comprehensive measures to ensure the stability of the UK financial system and to protect ordinary savers, depositors, businesses and borrowers. On the same day, Lloyds TSB announced that it welcomed the announcement by HM Treasury to bring stability and certainty to the UK banking industry and that it continued to progress the Acquisition.

On 13 October 2008, in the context of further unprecedented turbulence in global financial markets and as part of a co-ordinated package of capital and funding measures for the UK banking sector implemented by HM Treasury, the boards of both Lloyds TSB and HBOS announced that they intended to participate in the Proposed Government Funding, thereby gaining access to the UK Government backed provision of liquidity, and that they had agreed to proceed with the Acquisition on revised terms.

A combined total of £17 billion of new capital will be raised by Lloyds TSB and HBOS, of which £5.5 billion (consisting of £4.5 billion in ordinary shares and £1 billion in preference shares (before costs and expenses)) will be raised by Lloyds TSB and £11.5 billion (consisting of £8.5 billion in ordinary shares and £3 billion in preference shares (before costs and expenses)) by HBOS:

  The Lloyds TSB Placing and Open Offer comprises a proposed placing and open offer of approximately 2.6 billion Open Offer Shares at 173.3 pence per Open Offer Share, representing an 8.5 per cent. discount to Lloyds TSB’s Closing Price on 10 October 2008. Eligible Lloyds TSB Shareholders will have the opportunity to claw back their proportionate entitlement to Open Offer Shares through the Open Offer and to apply for Open Offer Shares in excess of their Open Offer Entitlement. HM Treasury has agreed that, to the extent the Open Offer Shares are not taken up by Eligible Lloyds TSB Shareholders or placed with placees, HM Treasury will acquire such Open Offer Shares at the Issue Price. The New Preference Share Issue comprises a subscription by HM Treasury of approximately 1,000,000 New Preference Shares at £1,000 per New Preference Share.

  The HBOS Placing and Open Offer comprises a proposed placing and open offer of approximately 7.5 billion new HBOS shares at 113.6 pence per share, representing a discount of 8.5 per cent. to the HBOS Closing Price on 10 October 2008. Eligible HBOS Shareholders will have the opportunity to claw back their proportionate entitlement to these new HBOS shares through the HBOS Open Offer and to apply for new HBOS Shares in excess of their entitlement under the HBOS Placing and Open Offer. HM Treasury has agreed that, to the extent the HBOS Open Offer Shares are not taken up by eligible HBOS Shareholders or placed with placees HM Treasury will acquire such HBOS Open Offer Shares at the issue price. HBOS will seek approval from its shareholders of certain resolutions in respect of the Acquisition and the HBOS Placing and Open Offer at a general meeting expected to be held in early December 2008.

In the period between 18 September 2008 and 13 October 2008 market conditions continued to deteriorate. Reflecting the additional capital that Lloyds TSB and HBOS agreed to raise and the impact of the continuing severity of the market dislocation on the future prospects of the Enlarged Group, Lloyds TSB and HBOS further agreed to amend the merger ratio for the Acquisition such that HBOS Shareholders will receive 0.605 Lloyds TSB Shares for every 1 HBOS Share. The revised terms of the Acquisition have been unanimously recommended by the boards of Lloyds TSB and HBOS.

It is intended that the Acquisition will be effected by way of a scheme of arrangement under sections 895 to 899 of the Companies Act (although Lloyds TSB reserves the right, in its sole discretion, to implement the Acquisition by means of an Offer) and, subject to the satisfaction, or where appropriate, waiver, of the Conditions, it is expected that the Acquisition will become Effective in January 2009. Upon the Acquisition becoming Effective, if none of the Lloyds TSB Shareholders (in relation to the Lloyds TSB Placing and Open Offer) nor the HBOS Shareholders (in relation to the HBOS Placing and Open Offer) participate in the clawback, existing Lloyds TSB Shareholders will own 36.5 per cent. of the Enlarged Group with existing HBOS Shareholders owning 20.0 per cent. of the Enlarged Group. In such circumstances, the remaining 43.5 per cent. will be owned by HM Treasury. To the extent the Lloyds TSB Shareholders and the HBOS Shareholders (in relation to the HBOS Placing and Open Offer) fully participate in the clawback, existing Lloyds TSB Shareholders will own 52.4 per cent. of the Enlarged Group, existing HBOS Shareholders will own 47.6 per cent. of the Enlarged Group and HM Treasury will own 0 per cent.

An offer will also be made by Lloyds TSB to HM Treasury (by way of scheme of arrangement) to exchange the preference shares in HBOS to be issued by HBOS to HM Treasury for equivalent preference shares in Lloyds TSB. Upon completion of this offer, HM Treasury will hold £4 billion of new preference shares in the enlarged share capital of Lloyds TSB.

The Placing and Open Offer and the Acquisition are interconditional (as explained in Paragraph 7 of this letter). If the Resolutions on which the Placing and Open Offer or the Acquisition are conditional are not approved or for some other reason the Placing and Open Offer Agreement is terminated or the Acquisition does not complete, the Proposed Government Funding would not be available to Lloyds TSB.

HM Treasury has informed Lloyds TSB that it is not a permanent investor in UK banks. Its intention, over time, is to dispose of any Lloyds TSB Shares it may acquire under the Placing and Open Offer or pursuant to the Acquisition in an orderly way and would normally expect to consult the Lloyds TSB Board prior to disposal. In addition to being bound by the restriction on the payment of dividends discussed in Paragraph 9 of this letter, the Company has given certain undertakings to HM Treasury in relation to such matters as availability and active marketing of competitively priced mortgage lending and lending to SMEs and board remuneration aimed at ensuring that any state aid involved in the potential acquisition of Open Offer Shares and Lloyds TSB’s potential participation in the guarantee scheme to be promoted by HM Treasury as part of its support for the UK banking industry is compatible with the common market under EU law. However, further undertakings may be required to ensure such compatibility.

The Company has also agreed to use The Mound as its Scottish headquarters and to hold its annual general meetings in Scotland. Pursuant to the conditions attaching to the Proposed Government Funding, HM Treasury will work with the Lloyds TSB Board on its appointment of two new independent directors following completion of the Acquisition. Thereafter, consistent with best practice the Company will engage constructively with HM Treasury in its role as a shareholder. Subject to this, at the Lloyds TSB Board’s request HM Treasury has confirmed that it currently has no intentions or strategic plans concerning the Enlarged Group or its business or employees.

Due to the size of the Acquisition and the number of Lloyds TSB Shares, New Preference Shares and Replacement Lloyds TSB Preference Shares which will be issued to implement the Acquisition, the Placing and Open Offer, the New Preference Share Issue and the HBOS Preference Share Scheme (respectively), the Acquisition, the Placing and Open Offer, the New Preference Share Issue and the HBOS Preference Share Scheme are conditional on the approval of Lloyds TSB’s Shareholders in a general meeting. Such approval will be sought at the Lloyds TSB General Meeting to be held at 11:00 a.m. on 19 November 2008.

In addition to the Acquisition, it was also announced on 18 September 2008 that the Lloyds TSB Board intends to issue new shares by way of the Capitalisation Issue. This Capitalisation Issue requires Lloyds TSB Shareholders to authorise the capitalisation of non-distributable reserves to allow the Capitalisation Issue Shares to be issued to Lloyds TSB Shareholders.

2      Background on the Lloyds TSB Group

Lloyds TSB’s strong track record of delivery is built on the successful implementation of its strategy to develop long term customer relationships and build strong customer franchises. Lloyds TSB has continued to extend the depth and reach of its customer relationships, achieving robust sales growth whilst maintaining efficiency and a prudent approach to risk. It is Lloyds TSB’s belief that this relationship focused strategy has demonstrated its effectiveness in generating sustainable, high quality returns for shareholders.

Strong customer relationships

Customer relationships are critical to Lloyds TSB’s strategy. The Lloyds TSB Group seeks to develop deep, long-lasting relationships with its customer base in order to deliver high quality, sustainable growth over time. The focus on both customer acquisition and on building diversified, sustainable revenue streams from existing customers allows Lloyds TSB to drive growth while minimising both its costs and risk profile.

The success of the customer strategy is demonstrated by:

  The ability to deepen existing customer relationships and generate high quality income through diversified, sustainable revenue streams
  The retail bank has continued to make excellent progress, delivering strong product sales growthand revenue momentum. Underlying income increased by 9 per cent. in the six months to June2008, as compared to the same period in 2007, with improvements over a broad range of productsincluding mortgages, personal loans, bank savings and wealth management, while profit before taxincreased by 11 per cent. Excellent cost control has allowed Lloyds TSB to reduce its cost incomeratio while continuing to make ongoing investments in the business. Retail customer depositsincreased by 10 per cent. in the same period, with particularly strong progress in growingrelationship-focused bank savings and wealth management deposit balances. The retail businesscontinues to deepen customer relationships, both at the time of customer acquisition and overtime. During the first half of 2008, over 99 per cent. of new personal loans and 90 per cent. of newcredit cards sold were to existing customers which allows better risk assessment. Retail assetgrowth was 8 per cent., primarily in the form of mortgages, in the six months to 30 June 2008, ascompared to the same period in 2007, and Lloyds TSB enjoyed a 24 per cent. market share of netnew lending over the same period. Lloyds TSB also continues to develop its insurance businesswith an increase in bancassurance sales of 8 per cent. in the six months to 30 June 2008 building on the success of the simplified product range developed for distribution through the Lloyds TSBbranch network, Commercial Banking and Wealth Management channels.

  In Corporate Markets further progress has been made in developing the Company’s relationshipbanking franchise supported by strong cross selling performance. Revenues from cross sales toexisting customers increased by 64 per cent. in the six months to 30 June 2008, as compared tothe same period in 2007. In Commercial Banking growth in business volumes in particular,supported by 22 per cent. growth in lending to SMEs with a turnover of up to £15 million during thetwelve months to 30 June 2008, has resulted in strong trading surplus growth. Lending marginshave widened in the corporate business and Lloyds TSB enjoyed excellent wholesale liabilitygrowth of 18.2 per cent. in the six months to 30 June 2008 as compared to the same period in 2007.

  The continued acquisition of new customers
  Lloyds TSB has continued to make good progress in expanding its customer franchise. The retailbank opened nearly half a million new current accounts and achieved a 24.4 per cent. marketshare of net new mortgage lending in the first half of the year. In Commercial Banking the LloydsTSB Group has continued to win new high value customers in the £0.5 to £2 million and £2 to £15million turnover range achieving a market share in these segments of 16 per cent. and 13 per cent.respectively as at 30 June 2008 as a result of attracting customers “switching” from other financialservices providers. In the mid market corporate segment, market share has increased from 12 percent to 14 per cent. over the period from 30 June 2007 to 30 June 2008.

  Continuous productivity improvement
  Superior performance requires a continuous focus on productivity improvement, which drives bothimproved customer service and cost reduction. In recent years, Lloyds TSB has been building a setof strong capabilities in error reduction, operations efficiency and procurement. Alongside thosecapabilities, the Lloyds TSB Group applies an “income growth must exceed cost growth” disciplinein setting goals for each business, requiring a wider gap between income growth and cost growthfor lower growth businesses than for higher growth businesses. At the Lloyds TSB Group level, forthe six months to June 2008, income increased by 9 per cent. whilst costs increased by 5 per cent.as compared to the same period in 2007.

  All three divisions in Lloyds TSB have demonstrated growing levels of income per employee (pre-dislocation costs) and falling unit costs and Retail Banking and International Banking havedemonstrated much reduced error rates in key processes in recent years; achieved withoutaffecting investment in future growth. These improvements in operational effectiveness have led toa further reduction in the Lloyds TSB Group cost: income ratio to 46.6 per cent. for the six monthsto 30 June 2008, compared to 48.6 per cent. for the six months to 30 June 2007, and 50.6 per centfor the six months to 30 June 2006.

  Capital and risk management
  Lloyds TSB measures economic profit growth to determine where value is created or destroyed. Ithas developed a framework to measure economic equity requirements across all its businesses,taking into account market, credit, insurance, business and operational risk. Using economic profitas a key performance measure enables the Lloyds TSB Group to understand which strategies,products, channels and customer segments are creating the most value and to make better capitalallocation decisions as a result. Lloyds TSB Group economic profit for the six months to June 2008was £1,013 million1, an increase of 7 per cent. over the same period in 2007.

  The application of these economic profit disciplines, alongside a strategy linked to ensuring thatrevenue growth exceeds cost growth, has contributed towards a significant improvement in thecapital efficiency of the Lloyds TSB Group’s Insurance and Investments division. This has beenfurther improved by a shift in business mix towards sectors offering higher risk adjusted returns inwholesale banking. By the continued rigorous application of these disciplines at every level, theLloyds TSB Group expects to further improve capital efficiency. Post-tax return on equity for the sixmonths to 30 June 2008 was 26.8 per cent. compared with 26.1 per cent. for the six months to 30 June 2007.

The Lloyds TSB Directors believe that Lloyds TSB’s relationship based business model, the efficiency of its operations and its effective capital and risk management position the Company well for future development.

3      Information on the HBOS Group

The HBOS Group is a leading and diversified financial services group engaged in a range of banking, insurance, asset management, financial services and finance-related activities throughout the United Kingdom and internationally (Ireland, Europe, North America and Australia). The HBOS Group’s products and services can be categorised into the following business divisions:

  Retail;

  Corporate;

  Insurance & Investment;

  International; and

  Treasury & Asset Management.

As set out in HBOS’s audited accounts for the financial year ended 31 December 2007 and extracted without material adjustment therefrom, HBOS reported net operating income of £21.3 billion and generated profit before taxation of £5.5 billion. For the six months ended 30 June 2008, HBOS reported net operating income of approximately £2.4 billion and generated profit before taxation of £848 million. HBOS reported total assets of £681.4 billion and shareholders’ equity of £21.1 billion as at 30 June 2008.

In the first half of 2008, customers opened 478,000 new bank accounts, of which 77 per cent. were full facilities current accounts, which reflected an estimated market share of 21 per cent. of new current accounts opened during this period. In spite of strong competition throughout the first half of 2008, HBOS remained the largest liquid savings provider in the UK with a market share of 15.4 per cent. as at 30 June 2008. In the corporate business, new lending pricing improved in the first half of 2008 as competition in the market lessened. However, slower churn of the back book impacting the timing of fee recognition and higher funding costs exerted downward pressure on margins.

The HBOS Interim Management Statement is announced by HBOS today.

4      Rationale for the Acquisition

During the recent period of intense change in the banking industry, all banks have been forced to scrutinise their business models, available capital and funding requirements and make important strategic decisions for the future. In the execution of its stated strategy, the Lloyds TSB Board has always sought innovative ways to enhance shareholder value, both organically as well as through mergers and acquisitions. In particular, the Lloyds TSB Board has long recognised the enormous value which it believes could be obtained from the potential combination of Lloyds TSB and HBOS.

The Lloyds TSB Board believes that its success in the UK has resulted in it being in a strong position relative to its peers with new and exciting opportunities to create value. Whilst HBOS has been significantly affected by recent challenging market conditions, including the deteriorating economic environment which has negatively impacted its funding model, the Lloyds TSB Directors believe that HBOS remains an excellent franchise with the potential to contribute substantial value to the Enlarged Group. HBOS has a significant retail customer base and leading savings, mortgage and bancassurance franchises. HBOS also has an international multi-brand presence in the retail and insurance and investment markets, alongside a sound corporate banking franchise. Like Lloyds TSB, HBOS has a successful focus on cost discipline.

The Lloyds TSB Directors believe Lloyds TSB and HBOS are highly complementary. In addition to the cost savings and increased competitive strength expected to be achieved through enhanced size and scale, the combination is expected to create the largest current account base with the strongest mortgage brand and largest retail savings base in the UK. The Enlarged Group is also expected to have excellent breadth and balance with good positions in Retail, Corporate Banking, SME Business Banking and Long Term Savings. The Lloyds TSB Directors believe that the Enlarged Group’s substantial customer base will give it excellent access to reliable, low volatility, sources of funding for growth. On the asset side, the Enlarged Group’s focus on relationship lending and on robust credit policies is expected to enable sustainable lending growth within its relationship-led customer businesses at relatively low risk.

The Lloyds TSB Directors believe that the Enlarged Group will also be more competitive and significantly better placed to create shareholder value in a rapidly evolving UK banking industry than Lloyds TSB would on a standalone basis, primarily given the Enlarged Group’s greater size and market presence. The Proposed Government Funding is designed to provide the Enlarged Group with significant capital strength and funding capabilities to meet the short-term challenges current markets present and support the longer-term prospects to create shareholder value. Lloyds TSB is establishing plans for the integration of HBOS’s businesses to deliver synergies and long-term value for all stakeholders of the Enlarged Group.

Going forward, successful banks will need to have deep customer reach backed up by robust capital and liquidity positions, with liability growth coming principally from retail and commercial deposits and with asset growth founded on the strongest possible credit risk management. They will also need class leading cost and capital efficiency to be economically profitable in a world where capital requirements are likely to be higher.

Both Lloyds TSB and HBOS are acknowledged leaders in efficiency and cost management. Even before actual synergies, the Lloyds TSB Directors believe the Enlarged Group will have one of the lowest cost:income ratios for financial institutions in the UK. Furthermore, the combined skills of the Enlarged Group in areas like lean management and straight-through processing is expected to allow the cost:income ratio to be reduced further over time whilst also further improving customer service. Allied to the Enlarged Group’s combined focus on economic profit disciplines, this is expected to enable growth with high levels of profitability, even in a world of higher capital requirements.

The Lloyds TSB Directors believe that the Enlarged Group will have market leading distribution and sales capabilities, best of breed products and services as well as mid and back office processes that deliver a high quality customer experience. The Lloyds TSB Directors therefore believe that the Enlarged Group will be strongly positioned for this new environment.

Retail Banking

In Retail Banking, the Acquisition brings together two of the leading retailers in UK financial services, with strengths in customer relationship management, product design, branch sales processes and telephone and internet banking. The Lloyds TSB Directors believe that significant cost savings can be made by combining the networks and back offices of Lloyds TSB and HBOS whilst creating one of the largest and most effective retail franchises in the UK, enabling better access and service for customers. Future growth is expected to be driven from increased bank deposits, savings and investments. Allied to the Enlarged Group’s strengths in savings and in wealth management, the Acquisition is expected to create the market leader in what is likely to be the fastest growing area of retail financial services.

Wholesale and International Banking

In wholesale and international banking, the combination of expertise and products across an enlarged distribution network and customer base is expected to generate material increases in revenues. Both Lloyds TSB and HBOS have focused on the attractive SME, commercial and mid-corporate segments. With the increasing sophistication of smaller and mid-sized companies’ financial services needs, this is also expected to be a high growth area for the combined franchise. The Enlarged Group is expected to benefit from greater scale, closer segmentation and a broader range of products to grow its business. A focus on customer relationships, allied to strong credit risk management, is expected to deliver sustainable earnings growth from this business.

Insurance and Investments

The Lloyds TSB Directors believe that the Enlarged Group will have compelling propositions in General Insurance, Asset Management and Life, Pensions and Investment and that its customers will benefit from the deployment of best of breed products and efficient processes. Both Lloyds TSB and HBOS have well developed customer offerings in all three areas which will be combined to capture scale benefits whilst also providing enhanced product development and customer choice. There are also many complementary offerings expected to result from the Acquisition which are expected to provide bancassurance, IFA and institutional clients with a more wide ranging and improved service. The enlarged franchise is expected to build on its strong position and continue to provide good earnings growth.

Across the Enlarged Group, the Lloyds TSB Directors believe that the Proposed Government Funding will provide significant capital strength and funding capabilities to meet the challenges current markets present and support the creation of shareholder value. Lloyds TSB has a clear plan to integrate HBOS’s business and deliver synergies and long-term value for all stakeholders of the Enlarged Group. Lloyds TSB expects that HM Treasury will, in accordance with its public statements, act as a value-oriented shareholder with regard to the strategic development of the Enlarged Group and the realisation of the significant expected cost synergies.

5      Financial Effects of the Acquisition

Since the announcement on 18 September 2008, Lloyds TSB has applied considerable resources to the quantification of potential benefits that would result from the combination of Lloyds TSB and HBOS. Following this detailed review, Lloyds TSB believes that through the implementation of cost synergies and other operational efficiencies it will deliver total pre-tax annual cost savings greater than £1.5 billion, or approximately 15.7 per cent. of the combined estimated Lloyds TSB and HBOS 2008 cost base2, by the end of 20113,4.

Whilst Lloyds TSB believes that the combination with HBOS will generally provide enhanced opportunities for employees, there will inevitably be some rationalisation of the combined workforce as a result of these initiatives and consultation will take place with, among others, the recognised trade unions in respect of how this can best be achieved.

Lloyds TSB expects one-off integration costs to achieve these savings to be around 140 per cent. of the expected synergy run rate. It is anticipated that these costs will have been incurred or provided for by 31 December 2011. It is expected that the costs of implementation will significantly exceed the estimated synergy benefits in 2009.

The proposed synergy savings and associated implementation costs are subject to change if any disposals are made by the Enlarged Group.

The table below sets out information on the anticipated cost savings:

	Cost
	Savings
	Per Annum	Number of
	by end	Cost
	of 2011[4]	Saving
	(£ million)	Initiatives

UK Retail Banking	790	21
Insurance and Investments	235	10
Wholesale and International Banking	430	25
Central and Support Functions and Other	45	5

Total	1,500	61

UK Retail Banking

The Acquisition brings together two of the leading retailers in UK financial services, with strengths in customer relationship management, product design, branch sales processes and in telephone and internet banking. The Lloyds TSB Directors believe that significant cost savings can be made by combining the networks and back offices of Lloyds TSB and HBOS whilst creating the largest and most effective retail franchise in the UK, enabling better access and service for Lloyds TSB and HBOS customers.

Cost savings in UK Retail Banking are expected to originate from:

  optimising the efficiency of the combined retail distribution infrastructure including branch network, call centre operations and associated management and support functions;

  streamlining branch based functions across operations;

  integrating the processing capabilities and information technology platforms of Lloyds TSB and HBOS; and

  removing other areas of duplication across the UK Retail Banking platforms.

Total annual pre-tax cost savings from UK Retail Banking by the end of 2011 are currently estimated to be £790 million.

Insurance and Investments

The Lloyds TSB Directors believe that the combination provides the Lloyds TSB Group with compelling propositions in General Insurance, Fund Management and Life, Pensions and Investment and that the Enlarged Group’s customers will benefit from the deployment of best of breed products and processes. Cost savings in Insurance and Investments are expected to originate from:

  combining manufacturing in life and pensions;

  combining the best elements of each business’s bancassurance and IFA product sets and distribution models;

  creating a single integrated sales structure, consolidating operating platforms and introducing consistent claims processing in General Insurance;

  integration of fund management activities; and

  removing duplicated roles in support functions.

Total annual pre-tax cost savings from Insurance and Investments by the end of 2011 are currently estimated to be £235 million.

Wholesale and International Banking

Both Lloyds TSB and HBOS have focused on the attractive SME, commercial and mid-corporate segments. The financial services needs of smaller and mid-sized companies are becoming increasingly sophisticated and this is also expected to be the fastest growing area of wholesale banking. The Lloyds TSB Directors believe that the Enlarged Group will benefit from better reach, closer segmentation and a broader range of products to grow its business. It is also expected to represent a significant cost-saving opportunity.

Cost savings in Wholesale and International Banking are expected to originate from:

  rationalising commercial and corporate banking approach and removing overlapping management and support functions;

  integrating the processing capabilities and information technology platforms; and

  removing other areas of duplication across Wholesale and International Banking.

Total annual pre-tax cost savings from Wholesale Banking by the end of 2011 are currently estimated to be £430 million.

Central and Support Functions and Other

The integration of HBOS with Lloyds TSB will also provide the opportunity to make further cost savings from the consolidation of central group corporate and support functions. Based on Lloyds TSB’s initial assessment, potential net funding synergies are not considered to be material.

Total annual pre-tax cost savings from Central and Support Functions and Other by the end of 2011 are currently estimated to be £45 million.

Revenue Opportunities

It is expected that there will be the opportunity for significant revenue enhancements as a result of the combination. A wide range of key potential initiatives have been considered but are not incorporated in this numerical analysis.

Basis of Preparation

The evaluation of cost synergies has been jointly undertaken by a broad group of senior and operational management from both Lloyds TSB and HBOS. These estimates have been based on a detailed assessment of the pro forma cost structure of the combined Lloyds TSB and HBOS businesses and a detailed bottom up analysis of the efficiency cost savings that are available following the transaction. Lloyds TSB and HBOS management have applied their understanding of the relative productivity levels between Lloyds TSB and HBOS, experience in delivering operational efficiency improvements, as well as industry benchmarks, to determine the cost savings.

The principal areas for cost savings have been identified and each area carefully scrutinised through a detailed review process involving external advisers. Each individual saving initiative is supported by an implementation plan which is being developed by the relevant management team.

In determining the estimate of cost savings achievable through the combination of Lloyds TSB and HBOS, Lloyds TSB has not included any savings relating to operations where no overlap exists.

In assessing the financial effects of the Acquisition, the Lloyds TSB Directors have been mindful to compare the Enlarged Group, including the impact of the Acquisition and the Proposed Government Funding, with Lloyds TSB on a standalone basis (adjusted for the impact of further new capital that Lloyds TSB has been advised by the FSA it would be required to raise, if the Acquisition were not to occur). Whether or not the Acquisition completes, Lloyds TSB will be required to raise significant capital. On this basis, it is expected that the Acquisition will lead to accretion in Lloyds TSB’s cash earnings per share in excess of 20 per cent. in 20105. Cash earnings per share excludes amortisation of intangibles and fair value adjustments and includes cost synergies.

6      Summary of the Terms of the Acquisition

Under the terms of the Acquisition, and subject to the Conditions, HBOS Shareholders will be entitled to receive 0.605 Consideration Shares for every 1 HBOS Share. Holders of HBOS ADRs will be entitled to receive 0.15125 Consideration ADRs for each HBOS ADR cancelled in connection with the Acquisition.

These exchange ratios assume that neither HBOS nor Lloyds TSB has declared or paid, and will not declare or pay, any dividend in respect of ordinary shares after 13 October 2008, being the date of the announcement of revised terms of the Acquisition.

Based on the Closing Price of 179.2 pence per Lloyds TSB Share on 29 October 2008, being the last practicable Business Day prior to publication of the Circular, the Acquisition values each HBOS Share at 108.4 pence and the existing issued ordinary share capital of HBOS at approximately £5.9 billion.

Upon the Acquisition becoming Effective, if none of the Lloyds TSB Shareholders (in relation to the Lloyds TSB Placing and Open Offer) nor the HBOS Shareholders (in relation to the HBOS Placing and Open Offer) participate in the clawback, existing Lloyds TSB Shareholders will own 36.5 per cent. of the Enlarged Group with existing HBOS Shareholders owning 20.0 per cent. of the Enlarged Group. In such circumstances, the remaining 43.5 per cent. will be owned by HM Treasury. To the extent the Lloyds TSB Shareholders and the HBOS Shareholders (in relation to the HBOS Placing and Open Offer) fully participate in the clawback, existing Lloyds TSB Shareholders will own 52.4 per cent. of the Enlarged Group, existing HBOS Shareholders will own 47.6 per cent. of the Enlarged Group and HM Treasury will own 0 per cent.

The Consideration Shares will be issued credited as fully paid and will rank pari passu in all respects with the existing Lloyds TSB Shares in issue at the time the Consideration Shares are issued pursuant to the Acquisition, including the right to receive and retain dividends and other distributions declared, made or paid (if any) by reference to a record date falling after the Effective Date.

Applications will be made to the UK Listing Authority for the Consideration Shares to be admitted to the Official List and to the London Stock Exchange for the Consideration Shares to be admitted to trading on the London Stock Exchange’s main market for listed securities. It is expected that Admission of the Consideration Shares will occur and that dealings in the Consideration Shares on the London Stock Exchange will commence in mid-January 2009. A supplemental listing application will be made to the

NYSE for the Consideration Shares to be issued pursuant to the Acquisition to be listed on the NYSE for trading in the form of Consideration ADRs.

Any new HBOS Shares issued to Lloyds TSB or its nominee(s) pursuant to the Scheme will be issued fully paid and free from all liens, charges, equitable interests, encumbrances and rights of pre-emption and any other interests of any nature whatsoever and together with all rights attaching thereto. In the event that the Acquisition is implemented by means of an Offer, the HBOS Shares will be acquired pursuant to such Offer on the same basis.

The Acquisition is subject to antitrust review in a number of jurisdictions, including (but not limited to) the United Kingdom and the United States. Following an intervention by the Secretary of State for Business, Enterprise and Regulatory Reform (the “Secretary of State”) in relation to the UK antitrust review on public interest grounds (i.e. stability of the UK financial system), the Secretary of State gave regulatory clearance to the Acquisition on 31 October 2008 after concluding that it is in the public interest.

Lloyds TSB and HBOS expect all remaining anti-trust clearances to have been obtained by mid-January 2009. Under the Implementation Agreement, Lloyds TSB and HBOS have agreed to co-operate to obtain all regulatory approvals as promptly as reasonably possible.

7      Summary of the Terms of the Placing and Open Offer

Under the Placing and Open Offer, Lloyds TSB intends to invite Qualifying Shareholders to apply to acquire 2,596,653,203 Open Offer Shares at the Issue Price, raising approximately £4.5 billion (before costs and expenses).

The Issue Price represents an 8.5 per cent. discount to the Closing Price of 189.4 pence per Lloyds TSB Share on 10 October 2008.

Qualifying Shareholders, subject to the terms and conditions of the Open Offer, will be given the opportunity under the Open Offer to apply for Open Offer Shares at the Issue Price on the basis of 0.4347 Open Offer Shares for every existing Lloyds TSB Share.

To the extent Open Offer Shares are not placed or taken up under the Open Offer, subject to the terms of the Placing and Open Offer Agreement and the Scheme having been sanctioned at the First Court Hearing, HM Treasury will itself acquire such Open Offer Shares.

The Open Offer Shares, when issued and fully paid, will rank pari passu in all respects with the existing Lloyds TSB Shares including the right to receive dividends or distributions made, paid or declared (if any) after the date of the Circular.

It is expected that Admission of the Open Offer Shares will occur and that dealings in the Open Offer Shares on the London Stock Exchange will commence in mid-January 2009.

The Placing and Open Offer and the Acquisition are interconditional. If the Resolutions on which the Placing and Open Offer or the Acquisition are conditional are not approved or for some other reason the Placing and Open Offer Agreement is terminated or the Acquisition does not complete, HM Treasury has stated that, in that event, it would expect Lloyds TSB to take appropriate action to address its capital position in the light of the policy objectives set out in HM Treasury’s announcement of 8 October 2008 on Financial Support to the Banking Industry.

The FSA has advised Lloyds TSB that if the Acquisition were not to occur, it would require Lloyds TSB to raise £7 billion of additional capital, made up of £5 billion of Core Tier 1 equity and £2 billion of Tier 1 instruments. Whilst Lloyds TSB would be able to seek to raise such additional new capital in the public markets, there can be no certainty that Lloyds TSB would be able to successfully raise such capital or as to the terms on which such capital could be raised, including the terms of any participation by HM Treasury in any such capital raising or as to whether any such fund raising would be on a pre-emptive basis.

8      New Preference Share Issue

Under the Preference Share Subscription Agreement, Lloyds TSB intends to issue to HM Treasury 1,000,000 New Preference Shares at the issue price of £1,000 per New Preference Share, raising approximately £1 billion (before costs and expenses). Lloyds TSB intends to seek a listing for the New Preference Shares. The New Preference Share Issue is conditional upon the Placing and Open Offer Agreement becoming unconditional in accordance with its terms.

The New Preference Shares rank ahead of the Lloyds TSB Shares. The New Preference Shares do not carry voting rights at general meetings of Lloyds TSB, save in limited circumstances (including if dividends on the New Preference Shares are not paid).

The New Preference Shares will pay a fixed non-cumulative dividend of 12 per cent. per annum, payable semi-annually in arrear, for the first five years after their issue. Thereafter, they will pay a variable dividend, equal to three month sterling LIBOR plus 7 per cent., payable quarterly in arrear. The payment of such dividends is at the sole discretion of the Lloyds TSB Board, however, if such dividends have not been paid in full, holders of the New Preference Shares will be entitled to vote in certain circumstances.

For as long as dividend payments have not been made on the New Preference Shares, Lloyds TSB may not (subject to certain exceptions) declare or pay cash dividends or other distributions upon any parity or junior securities, or redeem, repurchase or otherwise acquire any such securities.

In addition, until the Enlarged Group HMT Preference Shares are redeemed or purchased in full, Lloyds TSB may not declare or pay any cash dividend on its ordinary shares or redeem, purchase, cancel or otherwise acquire any of its ordinary shares or effect a reduction of its ordinary share capital which involves a distribution to holders of the ordinary shares.

The New Preference Shares will be issued credited as fully paid and, on any liquidation, will rank pari passu in all respects with the most senior preference shares then in issue and any other class of shares in issue at the time the New Preference Shares are issued pursuant to the Preference Share Subscription Agreement, or to be issued, which are expressed to rank equally with the New Preference Shares.

Subject to notifying the FSA and being in compliance with its capital adequacy requirements (to the extent they apply at the time), Lloyds TSB has the right to redeem the New Preference Shares at the liquidation preference of £1,000 plus accrued dividends, in whole or in part, with effect from the date five years and one day after their issue.

In addition to the £1 billion of new preference shares being issued by Lloyds TSB, HBOS is also issuing £3 billion of new preference shares to HM Treasury. Accordingly, upon completion of the Acquisition and the HBOS Preference Share Scheme, HM Treasury will own £4 billion Enlarged Group HMT Preference Shares. As the terms of the New HBOS Preference Shares and the New Preference Shares contain similar provisions, including the restrictions as to ordinary dividends set out above, the Enlarged Group will need to repurchase or redeem an aggregate of £4 billion of new preference shares before payment of dividends on ordinary shares can be resumed.

9      Dividend Policy, Capitalisation Issue and Capital Position

Dividend Policy and Capitalisation Issue

No dividend may be paid on the Lloyds TSB Shares while any of the Enlarged Group HMT Preference Shares are outstanding, unless otherwise agreed by HM Treasury. However, the Lloyds TSB Board recognises the importance of dividends to Shareholders and its clear intention is to achieve the repurchase of the Enlarged Group HMT Preference Shares during 2009 so as to enable it to resume the payment of dividends.

However, the restriction on payment of dividends does not preclude the declaration of a capitalisation issue paid out of non-distributable reserves. Lloyds TSB intends to issue shares by way of Capitalisation Issue for the 2008 financial year at a level to be determined by the Board of Lloyds TSB at the appropriate time.

Repurchases of the Enlarged Group HMT Preference Shares would be subject to FSA approval and would take account of the Group’s capital position at the time of the proposed repurchase and prevailing market conditions. The Enlarged Group HMT Preference Shares can be repurchased using replacement Tier 1 capital, retained earnings, the proceeds of disposals (to the extent that these are in excess of the book value of assets disposed), gross reductions in risk-weighted assets or as otherwise permitted by the FSA. Repurchase within five years will also require approval of the holders of the Enlarged Group HMT Preference Shares.

HM Treasury has indicated its encouragement that the Enlarged Group HMT Preference Shares be repurchased as soon as practicable, applying a repurchase price of 101 per cent. of nominal value for six months after the close of the Placing and Open Offer and, thereafter, a price reflecting prevailing market conditions (with no value to be attributed to the fact that upon repurchase by the Company it may become able to pay dividends). Any such repurchase arrangements will be subject to such constraints as are necessary to ensure the Enlarged Group HMT Preference Shares constitute Tier 1 capital. HM Treasury has agreed that if it were to dispose of any of the Enlarged Group HMT Preference Shares, it would either impose on any buyer an obligation to allow Lloyds TSB to repurchase the relevant Enlarged Group HMT Preference Shares on the repurchase terms set out above, or (at HMT’s sole discretion) release the restriction on payment of dividends. This would be done in a manner consistent with maintaining the Enlarged Group HMT Preference Shares’ Tier 1 treatment.

Lloyds TSB will assess the range of options available to allow the repurchase in full of the Enlarged Group HMT Preference Shares as set out above and intends, subject to prevailing market conditions and the restrictions described above, to achieve this during 2009 so that the block on the payment of cash ordinary dividends will be removed. This will allow the Lloyds TSB Board to resume the payment of cash ordinary dividends. The timing of recommencement and the level of dividend will be determined with due regard for the trading and economic environment and the Lloyds TSB Group’s capital position at that time.

Capital Position

Based on a review of non-public information provided by HBOS, Lloyds TSB has made a preliminary assessment that net negative capital adjustments of no more than £10 billion after tax would need to be made to HBOS’s financial position for Core Tier 1 capital purposes as a result of the Acquisition. The amount of the capital adjustments takes into account the elimination of the HBOS available for sale (“AFS”) reserve at 30 September 2008 and includes the effect of the application of market based credit spreads at September 2008 to HBOS’s portfolios. A comprehensive assessment of the fair values of HBOS’s assets will be undertaken following completion of the Acquisition, the provisional results of which will be published in Lloyds TSB’s 2009 interim report. The actual capital adjustments will reflect the conditions that exist at the Effective Date of the Acquisition.

Based on published information at 30 June 2008, and taking into account Lloyds TSB’s equity placing completed on 19 September 2008, the Placing and Open Offer, HBOS’s rights issue announced on 29 April 2008 and the HBOS Placing and Open Offer as well as the net negative capital adjustments to HBOS’s financial position referred to previously, Lloyds TSB estimates that the Enlarged Group would have had a Core Tier 1 ratio of 8.8 per cent. at 30 June 2008. In calculating this Core Tier 1 ratio no account has been taken of the trading performance of Lloyds TSB or HBOS or of other transactions by Lloyds TSB or HBOS since 30 June 2008, including the sale by HBOS of BankWest and St Andrews, except for the equity placing completed by Lloyds TSB on 19 September 2008. Lloyds TSB has made a preliminary assessment that net negative capital adjustments of no more than £10 billion after tax would need to be made to HBOS’s financial position for core Tier 1 capital purposes as a result of the Acquisition, the effect of which would mean that the Enlarged Group would have a Core Tier 1 ratio in excess of 7 per cent.

The impact of the negative capital adjustments referred to above on the Enlarged Group’s net tangible assets is reduced by the amount of the HBOS available for sale (“AFS”) reserve which at 30 September 2008 amounted to approximately £4 billion.

In addition, Lloyds TSB has identified a positive fair value adjustment for the Enlarged Group’s net tangible assets in respect of HBOS’s own debt. This is of a similar magnitude to the capital adjustments affecting Core Tier 1 capital (excluding the AFS reserve adjustment) but will be affected, and could theoretically be eliminated by, inter alia, movements in credit spreads on HBOS’s debt between the date of the review and the Effective Date.

The Enlarged Group has set a target core Tier 1 capital ratio range of 6-7 per cent.

10      Directors, Management and Employees

Lloyds TSB attaches great importance to the skills and experience of the existing management and employees of HBOS. The management structure of the Enlarged Group will be assembled from the combined skills and experience of the current Lloyds TSB and HBOS teams.

The Lloyds TSB Board has also given assurances to the HBOS Directors that, following the Acquisition becoming Effective, the existing contractual employment rights of all employees of the HBOS Group will be fully safeguarded.

As announced on 18 September 2008, Sir Victor Blank will be Chairman and Eric Daniels will be Chief Executive of the Enlarged Group. On 30 October 2008, Lloyds TSB announced that the following Lloyds

TSB Board, Company Secretary and other Group Executive Committee appointments will be made to the Enlarged Group following completion of the Acquisition:

  Helen Weir will be appointed as Group Executive Director of UK Retail Banking.

  Truett Tate will be appointed Group Executive Director of Wholesale.

  Archie Kane will be appointed Group Executive Director of Insurance and will represent the new board in Scotland.

  Tim Tookey will be appointed Group Finance Director.

  Harry Baines will be appointed General Counsel and Company Secretary.

  Jo Dawson will be appointed Wealth and International Director.

  Carol Sergeant will be appointed Chief Risk Officer.

  Angie Risley will be appointed Group Human Resources Director.

  Chris Wiscarson will be appointed Group Integration Director.

Pursuant to the conditions attaching to the Proposed Government Funding, HM Treasury will work with the Lloyds TSB Board on its appointment of two new independent directors following completion of the Acquisition. Thereafter, consistent with best practice, the Company will engage constructively with HM Treasury in its role as a shareholder.

11      Co-operation from HBOS: the Implementation Agreement and Inducement Fee Arrangements

Lloyds TSB and HBOS have entered into an implementation agreement which governs their relationship during the period until the Acquisition becomes Effective or lapses. Among other things, the parties have agreed to co-operate with regard to the process of implementing the Acquisition. The Implementation Agreement will terminate (without prejudice to any obligations on HBOS to pay the inducement fee (see below)) in certain circumstances, including if the Scheme or the Acquisition is not approved at the Court Meeting or the HBOS General Meeting or the Lloyds TSB General Meeting (as appropriate).

Under the Implementation Agreement, HBOS has agreed to pay Lloyds TSB an inducement fee (inclusive of value added tax (if any)) of one per cent. of the offer value under the Acquisition (based on the Closing Price of a Lloyds TSB Share on the Business Day prior to the occurrence of the relevant event below) if, inter alia:

  the HBOS Directors do not unanimously and without qualification recommend the HBOS Shareholders to vote in favour of the Scheme; or

  at any time after approval of the Scheme by HBOS Shareholders at the Court Meeting but before the grant of the Court Orders, the HBOS Directors, in exercise of their fiduciary duties, decide not to proceed with the Scheme; or

  without the consent of Lloyds TSB, HBOS withdraws the Scheme or takes steps to defer (or adjourn) the holding of the Court Meeting or the HBOS General Meeting or the Court Hearings to approve the Scheme to a date later than 28 February 2009; or

  a Competing Proposal is announced prior to the Scheme lapsing or being withdrawn, which Competing Proposal subsequently becomes or is declared wholly unconditional or is completed.

12      Pensions

Lloyds TSB and HBOS will continue to pay regular contributions to all group pension schemes in accordance with the current contribution schedules agreed from time to time with the trustees of each scheme. It is expected that the funding and investment strategy in relation to the defined benefit schemes will be reviewed and discussed with the trustees during the 15-month period following the triennial actuarial valuations of the schemes. The valuation date is expected to be 31 December 2009 for the HBOS Final Salary Pension Scheme and was 30 June 2008 for the Lloyds TSB Group Pension Scheme No. 1 and the Lloyds TSB Group Pension Scheme No. 2.

13      Settlement, Listing and Dealing of Open Offer Shares, Consideration Shares and Consideration ADRs

The existing Lloyds TSB Shares are already admitted to CREST. It is expected that all of the Open Offer Shares and Consideration Shares, when issued and fully paid, will be capable of being held and transferred by means of CREST or in certificated form. It is expected that the Open Offer Shares and the Consideration Shares will trade under ISIN GB0008706128.

A supplemental listing application will be made to the NYSE for the Consideration Shares to be listed on the NYSE for trading in the form of Consideration ADRs. The Consideration ADRs will be issued subject to the terms and conditions of the Lloyds TSB Deposit Agreement.

14      Rule 9 Waiver

Following the completion of the Placing and Open Offer and the Acquisition, if none of the existing Lloyds TSB Shareholders acquire any Open Offer Shares pursuant to the Placing and Open Offer and none of the existing HBOS Shareholders acquire any HBOS Shares pursuant to the HBOS Placing and Open Offer, HM Treasury would hold a maximum of 7,123,501,794 Lloyds TSB Shares (representing approximately 43.5 per cent. of the enlarged issued ordinary share capital of Lloyds TSB).

Rule 9 of the City Code is designed to prevent the acquisition or control of a company to which the City Code applies without a general cash offer being made to all shareholders of that company.

Under Rule 9, when any person acquires, whether by a series of transactions over a period of time or not, an interest in shares (as defined in the City Code) which (taken together with shares in which persons acting in concert with him are interested) carry 30 per cent. or more of the voting rights of a company which is subject to the City Code, that person is normally obliged to make a general cash offer to all the remaining shareholders of the company to acquire their equity shares and transferable securities carrying voting rights in the company.

Furthermore, under Rule 9 when a person, together with persons acting in concert with him, is interested in shares which in the aggregate carry not less than 30 per cent. of the voting rights of a company but does not hold shares carrying more than 50 per cent. of such voting rights and such person, or any person acting in concert with him, acquires an interest in any other shares which increases the percentage of shares carrying voting rights in which he is interested, that person is normally obliged to make a general cash offer to all the remaining shareholders of the company to acquire their equity shares and transferable securities carrying voting rights in the company.

However, where the obligation to make a mandatory offer under Rule 9 might arise following an issue of new shares, the Panel will normally consent to a waiver of that obligation provided that, among other things, this is approved by a vote of independent shareholders. In this case, the Panel has been consulted and has agreed, subject to the passing on a poll by the Lloyds TSB Shareholders, other than HM Treasury, of Ordinary Resolution 2 set out in the notice convening the Lloyds TSB General Meeting, to waive the obligation to make a general offer to Lloyds TSB Shareholders under Rule 9 that might otherwise arise on HM Treasury upon completion of the Placing and Open Offer and the Acquisition

Following the Lloyds TSB General Meeting and depending, among other things, on the number of shares acquired by Lloyds TSB Shareholders pursuant to the Placing and Open Offer and the number of shares acquired by HBOS Shareholders pursuant to the HBOS Placing and Open Offer, HM Treasury may in aggregate hold shares carrying more than 30 per cent. but not more than 50 per cent. of the Enlarged Group’s voting share capital. In such circumstances any further increase by HM Treasury in its aggregate interests in shares will be subject to the provisions of Rule 9.

15      Current Trading, Trends and Prospects

Lloyds TSB today also issues an interim management statement commenting on trading since the interim results of the current financial year. The highlights of this are summarised below:

  Lloyds TSB continues to trade well and deliver good income growth from its relationship businesses in an immensely challenging period for financial services companies. However, the impact of market dislocation, insurance related volatility and higher impairments, particularly in Lloyds TSB’s corporate lending portfolios, has led to a substantial reduction in statutory profit before tax in the first nine months of the year.

  Excluding the impact of market dislocation and insurance related volatility, each division has achieved revenue growth in excess of cost growth.

  Lloyds TSB has continued to capture market share in a number of key areas, whilst improving new business product margins.

  Lloyds TSB has maintained its strong liquidity and funding position, with its wholesale funding maturity profile at a similar level to twelve months ago.

  Lloyds TSB remains on track to deliver a good trading performance in 2008, notwithstanding the continued deterioration in the UK economic environment.

Against the backdrop of current economic uncertainty, the Lloyds TSB Board has confidence in the opportunities available to the Enlarged Group. The Lloyds TSB Directors believe that the Enlarged Group will be more competitive and will be better placed to create sustainable shareholder value than Lloyds TSB would on a standalone basis in what is now a materially more challenging market environment. The Lloyds TSB Directors therefore believe that the Enlarged Group will be strongly positioned for this new environment.

HBOS also today announces an interim management statement.

16      Lloyds TSB General Meeting

The notice convening the Lloyds TSB General Meeting to be held at the Scottish Exhibition and Conference Centre, Glasgow G3 8YW at 11:00 a.m. on 19 November 2008 is set out at the end of the Circular. The purpose of the meeting is to approve certain resolutions, including in connection with the Acquisition and the Placing and Open Offer, a summary of which is set out below:

The Acquisition

Ordinary Resolution 1

This resolution will be proposed as an ordinary resolution requiring a simple majority of votes in favour.

This resolution proposes to approve the Acquisition and to authorise the Lloyds TSB Board to make such waivers, extensions, amendments or variations to any of the terms and conditions of the Acquisition and to take all such steps as may be necessary in connection with the Acquisition.

The Acquisition, the Placing and Open Offer, the New Preference Share Issue and the HBOS Preference Share Scheme are conditional on the passing of this resolution.

Rule 9 Waiver

Ordinary Resolution 2

This resolution will be proposed as an ordinary resolution requiring a simple majority of votes in favour and will be taken on a poll. In accordance with the City Code, HM Treasury shall not be entitled to vote on this resolution.

Ordinary Resolution 2 proposes to approve the waiver granted by the Panel of the obligation that might otherwise arise on HM Treasury to make a general offer to Lloyds TSB Shareholders as a result of the issue of new Lloyds TSB Shares to HM Treasury pursuant to the Placing and Open Offer and the Acquisition.

The Acquisition, the Placing and Open Offer, the New Preference Share Issue and the HBOS Preference Share Scheme are conditional on the passing of this resolution (unless waived by HM Treasury).

The Consideration and Open Offer Shares, New Preference Shares and Replacement Lloyds TSB Preference Shares

Ordinary Resolution 3

This resolution will be proposed as an ordinary resolution requiring a simple majority of votes in favour.

Ordinary Resolution 3 proposes:

  to increase the Company’s authorised share capital by £3,884,227,055 by the creation of 14,911,908,221 Lloyds TSB Shares and 625,000,000 Lloyds TSB Preference Shares. This

  represents an increase of approximately 213 per cent. in the authorised ordinary share capital ofthe Company and 357 per cent. in the authorised sterling preference share capital as at 29October 2008, the last practicable date before the publication of the Circular. This will enable theCompany to issue sufficient Consideration Shares, Open Offer Shares and Replacement LloydsTSB Preference Shares for the purposes of the Acquisition, Placing and Open Offer, HBOSPreference Share Scheme (respectively) and also for general headroom purposes (including inconnection with the Capitalisation Issue); and

  to authorise the Lloyds TSB Board to allot the new shares being issued pursuant to Ordinary Resolution 3. The Lloyds TSB Directors at present intend to use this authority to allot some of these Lloyds TSB Shares pursuant to the Acquisition and the Placing and Open Offer, to allot some of these Lloyds TSB Preference Shares pursuant to the HBOS Preference Share Scheme and to allot some of these Lloyds TSB Shares pursuant to any capitalisation effected under the authority covered by Ordinary Resolution 4. This authority will expire on the day of the annual general meeting in 2009 or on 7 August 2009, whichever is the earlier. This authority would relate to Lloyds TSB Shares representing approximately 274 per cent. of the current ordinary issued share capital.

The Acquisition, the Placing and Open Offer, the New Preference Share Issue, the HBOS Preference Share Scheme and the Capitalisation Issue are conditional on the passing of this resolution.

Capitalisation Issue

Ordinary Resolution 4

This resolution will be proposed as an ordinary resolution requiring a simple majority of votes in favour. This resolution is conditional upon Ordinary Resolution 3 being passed.

Ordinary Resolution 4 proposes to authorise the Lloyds TSB Board to capitalise an amount out of the sums standing to the credit of any of the Company’s share premium account, capital redemption reserve or other undistributable reserve of up to the maximum amount standing to the credit of such reserves and to authorise the Board to apply such amount in paying up the new Lloyds TSB Shares and to take all such other steps as it may deem necessary, expedient or appropriate to implement such capitalisation.

None of the Acquisition, the Placing and Open Offer, the New Preference Share Issue and the HBOS Preference Share Scheme are conditional on the passing of this resolution.

Directors’ Remuneration

Ordinary Resolution 5

This resolution will be proposed as an ordinary resolution requiring a simple majority of votes in favour.

Ordinary Resolution 5 proposes to increase the ordinary remuneration of the Lloyds TSB Directors, to be divisible among them, to a sum not exceeding £1,000,000 in any year. This resolution would increase the total amount of fees that can be paid to the directors from £750,000 to £1,000,000 in any year. The current amount of £750,000 was approved by Lloyds TSB Shareholders in 2006. This proposed increase is in anticipation of an enlarged Lloyds TSB Board following completion of the Acquisition.

None of the Acquisition, the Placing and Open Offer, the New Preference Share Issue and the HBOS Preference Share Scheme are conditional on the passing of this resolution.

Share Buy-back

Ordinary Resolution 6

This resolution will be proposed as an ordinary resolution requiring a simple majority of votes in favour.

Ordinary Resolution 6 proposes to grant the Lloyds TSB Board a general authority to repurchase the Enlarged Group HMT Preference Shares on such terms as the Lloyds TSB Board may from time to time determine but subject to certain parameters as set out in the resolution itself.

None of the Acquisition, the Placing and Open Offer, the New Preference Share Issue and the HBOS Preference Share Scheme are conditional on the passing of this resolution.

Section 89 disapplication

Special Resolution 7

This resolution will be proposed as a special resolution requiring a 75 per cent. majority of votes in favour.

Special Resolution 7 proposes to renew the power conferred on the Lloyds TSB Directors by article 9.3 of the Company’s articles of association for the period from the date of the Lloyds TSB General Meeting to the day of the annual general meeting in 2009 or on 7 August 2009, whichever is the earlier, and for that period the section 89 amount shall be £205,577,100 if Ordinary Resolution 3 is passed (equivalent to 822,308,400 ordinary shares of 25 pence each in the capital of the Company) or £75,647,511 if Ordinary Resolution 3 is rejected (equivalent to 302,590,044 ordinary shares of 25 pence each in the capital of the Company). This resolution would, following the cash placing undertaken and announced by the Company, on 19 September 2008, renew the Lloyds TSB Board’s power to issue shares for cash to persons other than existing Lloyds TSB Shareholders provided that any such issue of Lloyds TSB Shares to these persons would represent no more than 5 per cent. of the issued ordinary share capital of the Company. In addition, if the Company were to purchase its own shares and hold them in treasury, this resolution would give the Lloyds TSB Board power to sell these shares for cash to persons other than existing Lloyds TSB Shareholders, subject to the same limit that would apply to issues of shares for cash to these persons.

None of the Acquisition, the Placing and Open Offer, the New Preference Share Issue and the HBOS Preference Share Scheme are conditional on the passing of this resolution.

Change of name

Special Resolution 8

This resolution will be proposed as a special resolution requiring a 75 per cent. majority of votes in favour.

Special Resolution 8 proposes that, subject to the Acquisition being authorised pursuant to Ordinary Resolution 1 above and becoming unconditional, to change the Company’s name to Lloyds Banking Group plc.

This resolution is conditional on the Acquisition being completed. None of the Acquisition, the Placing and Open Offer, the New Preference Share Issue and the HBOS Preference Share Scheme are conditional on the passing of this resolution.

In accordance with article 62.1 of the Company’s articles of association, the Lloyds TSB Board has determined that holders of limited voting shares shall be entitled to vote in respect of such shares on Ordinary Resolution 1 only.

The full text of the Resolutions is set out in the notice convening the Lloyds TSB General Meeting at the end of the Circular.

In the event that either or both Ordinary Resolution 1 and Ordinary Resolution 3 are not passed, none of the Acquisition, the Placing and Open Offer, the New Preference Share Issue and the HBOS Preference Share Scheme will proceed.

17      Action to be taken

You will find enclosed with the Circular a Form of Proxy for use at the Lloyds TSB General Meeting or at any adjournment thereof. You are requested to complete and sign the Form of Proxy whether or not you propose to attend the Lloyds TSB General Meeting in person in accordance with the instructions printed on it and return it as soon as possible, but in any event so as to be received no later than 11.00 a.m. on 17 November 2008, by the Company’s Registrar, Equiniti. CREST members may also choose to utilise the CREST electronic proxy appointment service in accordance with the procedures set out in the notice convening the Lloyds TSB General Meeting at the end of the Circular. The lodging of the Form of Proxy (or the electronic appointment of a proxy) will not preclude you from attending and voting at the meeting in person if you so wish.

18      Recommendation

The Lloyds TSB Board considers that the Acquisition and the Resolutions are in the best interests of Lloyds TSB and the Lloyds TSB Shareholders as a whole.

The Lloyds TSB Board has received financial advice in respect of the Acquisition from the joint sponsors and the financial advisor to Lloyds TSB, who, in providing such advice, relied upon the Lloyds TSB Board’s commercial assessments of the Acquisition.

The Lloyds TSB Board, which has been so advised by the joint sponsors, further considers that the Placing and Open Offer and the Rule 9 Waiver are fair and reasonable and in the best interests of the Lloyds TSB Shareholders as a whole. In providing such advice, the joint sponsors have taken into account the Lloyds TSB Board’s commercial assessments.

The Lloyds TSB Board unanimously recommends that Lloyds TSB Shareholders vote in favour of the Resolutions to be put to the Lloyds TSB General Meeting as they intend to do in relation to their own individual holdings which amount in total to 1,316,034 Lloyds TSB Shares, representing approximately 0.02 per cent. of the existing issued ordinary share capital of Lloyds TSB.

Yours faithfully,

Victor Blank
Chairman

Notes:

(1)

On a continuing business basis and excluding volatility provisions in respect of US dollar payments, impact of market dislocation and settlement of overdraft claims. Sourced from Lloyds TSB 2008 Interim Results Presentation.

(2)	Addressable cost base, 12 months to 30 June 2008.

(3)

The expected synergies have been calculated by Lloyds TSB on the basis of the existing cost and operating structures of Lloyds TSB and HBOS. Statements of estimated synergies, and calculations of the one-off costs of achieving them, relate to future actions and circumstances which, by their nature, involve risks, uncertainties, contingencies and other factors. As a result, the synergies referred to may not be achievable, or those achieved may be materially different from those estimated.

(4)	Run rate at 31 December 2011.

(5)

This statement is not intended to constitute a profit forecast for any period and should not be interpreted to mean that earnings or earnings per share will necessarily be greater than those for any preceding financial period for either Lloyds TSB or HBOS.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY, IN OR INTO OR FROM CANADA, AUSTRALIA, SOUTH AFRICA OR JAPAN OR ANY OTHER JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION.

The Lloyds TSB Directors accept responsibility for the information contained in this announcement. To the best of the knowledge and belief of the Lloyds TSB Directors (who have taken all reasonable care to ensure that such is the case) the information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.

Lloyds TSB Shareholders should specifically consider all of the information set out in, and incorporated by reference into, the Circular before making any decision whether or not to vote in favour of the Resolutions.

This announcement does not constitute or form part of any offer or invitation to purchase, otherwise acquire, subscribe for, sell, otherwise dispose of or issue, or any solicitation of any offer to sell, otherwise dispose of, issue, purchase, otherwise acquire or subscribe for, any security.

The securities mentioned herein have not been, and will not be, registered under the Securities Act. Securities may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act. There will be no public offer of the securities mentioned herein in the United States. It is expected that Lloyds TSB securities to be received by holders of HBOS securities under the Scheme of Arrangement will be issued in reliance upon the exemption from the registration requirements of the Securities Act provided by Section 3(a) (10) thereof. The New Preference Shares will be offered to non-U.S. persons outside the United States in offshore transactions in reliance on Regulation S under the Securities Act.

This announcement does not constitute a prospectus or prospectus equivalent document. Nothing in this announcement should be interpreted as a term or condition of the Placing and Open Offer. Any decision to acquire Lloyds TSB Shares under the Placing and Open Offer must be made only on the basis of the information contained in and incorporated by reference into the Prospectus expected to be published in mid-November 2008. Copies of the Prospectus will be available following publication from Lloyds TSB’s registered office.

Unless the context otherwise requires, references in this announcement to the ‘‘Enlarged Group’’ are to Lloyds TSB and its subsidiaries and subsidiary undertakings and, where the context requires, its associated undertakings as constituted immediately following completion of the Acquisition and therefore such references include the Lloyds TSB Group as enlarged by the HBOS Group.

No statement in this announcement is intended to constitute a profit forecast or profit estimate for any period, nor should any statement be interpreted to mean that earnings or earnings per share will necessarily be greater or lesser than those for the relevant preceding financial periods for either Lloyds TSB or HBOS as appropriate.

Neither the content of Lloyds TSB’s website (or any other website) nor the content of any website accessible from hyperlinks on Lloyds TSB’s website (or any other website) is incorporated in, or forms part of, this announcement.

The distribution of this announcement, the Circular, the Prospectus and/or related documents into certain jurisdictions other than the United Kingdom is or may be restricted by law and therefore persons into whose possession this announcement and any such documents come should inform themselves about and observe any such restrictions. Failure to comply with any such restrictions may constitute a violation of the securities laws of any such jurisdiction.

Forward-Looking Statements

This announcement includes certain ‘‘forward-looking statements’’. Statements that are not historical facts, including statements about the Lloyds TSB Group’s or the HBOS Group’s or their respective directors’ and or management’s beliefs and expectations are forward-looking statements. Words such as ‘‘believes’’, ‘‘anticipates’’, ‘‘estimates’’, ‘‘expects’’, ‘‘intends’’, ‘‘aims’’, ‘‘potential’’, ‘‘will’’, ‘‘would’’, ‘‘could’’, ‘‘considered’’, ‘‘likely’’, ‘‘estimate’’ and variations of these words and similar future or conditional expressions, are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend upon future circumstances that may or may not occur, many of which are beyond Lloyds TSB’s control and all of which are based on the Lloyds TSB Directors’ current beliefs and expectations about future events. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Lloyds TSB, HBOS or the Enlarged Group, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding Lloyds TSB’s, HBOS’s and the Enlarged Group’s present and future business strategies and the environment in which the Enlarged Group will operate in the future. These forward-looking statements speak only as at the date of this announcement.

Examples of such forward-looking statements include, but are not limited to, statements about expected benefits and risks associated with the Acquisition and the Placing and Open Offer, projections or expectations of profit attributable to shareholders, anticipated provisions or writedowns, economic profit, dividends, capital structure or any other financial items or ratios; statements of plans, objectives or goals of Lloyds TSB, HBOS or the Enlarged Group following completion of the Acquisition, including in relation to the achievement of anticipated cost synergies, other operating efficiencies, business growth opportunities, revenue and other benefits; statements about the future trends in interest rates, liquidity, foreign exchange rates, stock market levels and demographic trends and any impact that those matters may have on Lloyds TSB, HBOS or the Enlarged Group following completion of the Acquisition; statements concerning any future UK, US or other economic environment or performance; statements about strategic goals, competition, regulation, regulatory approvals, dispositions and consolidation or technological developments in the financial services industry; and statements of assumptions underlying such statements.

Except as required by the FSA, the London Stock Exchange, the Takeover Panel, the Listing Rules, the Prospectus Rules, the Disclosure and Transparency Rules, the City Code or any other applicable law or regulation, Lloyds TSB expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained in this announcement to reflect any change in Lloyds TSB’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the City Code, if any person is, or becomes, ‘‘interested’’ (directly or indirectly) in one per cent. or more of any class of ‘‘relevant securities’’ of Lloyds TSB or HBOS, all ‘‘dealings’’ in any ‘‘relevant securities’’ of that company (including by means of an option in respect of, or a derivative referenced to, any such ‘‘relevant securities’’) must be publicly disclosed by no later than 3.30 p.m. on the London business day following the date of the relevant transaction. This requirement will continue until the Effective Date, or on which the ‘‘offer period’’ for the purposes of the City Code otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an ‘‘interest’’ in ‘‘relevant securities’’ of Lloyds TSB or HBOS, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the City Code, all ‘‘dealings’’ in ‘‘relevant securities’’ of Lloyds TSB or HBOS by Lloyds TSB or HBOS, or by any of their respective ‘‘associates’’, must be disclosed by no later than 12.00 noon on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose ‘‘relevant securities’’ ‘‘dealings’’ should be disclosed, and the number of such securities in issue, can be found on the Panel’s website at www.thetakeoverpanel.org.uk.

‘‘Interests in securities’’ arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an ‘‘interest’’ by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel’s website. If you are in any doubt as to whether or not you are required to disclose a ‘‘dealing’’ under Rule 8, you should consult the Panel.

Registered Office: Lloyds TSB Group plc, Henry Duncan House, 120 George Street, Edinburgh, EH2 4LH Registered in Scotland no. 95000